April 21, 2011

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to the comments on (i) Post-Effective Amendment No. 45 to the Registrant’s registration statement on Form N-1A (“PEA 45”) on behalf of the Henderson Worldwide Income Fund (“Worldwide Income Fund”) filed on EDGAR on February 28, 2011, and (ii) Post-Effective Amendment No. 46 to the Registrant’s registration statement on Form N-1A (“PEA 46”) on behalf of the Henderson Global Leaders Funds (formerly Henderson Global Opportunities Fund) (“Global Leaders Fund”) and Henderson Japan Focus Fund (formerly Henderson Japan-Asia Focus Fund) (“Japan Focus Fund”) filed on EDGAR on March 31, 2011 that were provided to me by telephone on Thursday, April 7, 2011 by the Securities and Exchange Commission (the “Commission”).

1.           SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus with respect to footnote (c) to the fee table for PEA 45 with respect to the Worldwide Income Fund and in the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus with respect to footnote (b) to the fee table for PEA 46 with respect to the Global Leaders Fund and the Japan Focus Fund:

(i)	please confirm that that the expense reimbursement will remain in place at least for one year from the effective date of the Prospectus,
(ii)	please confirm that the Expense Limitation Agreement has been filed as an exhibit to the registration statement,
(iii)	please remove the sentence “The Fund’s adviser may discontinue the Expense Limitation Agreement at any time after its expiration date.”, and
(iv)	please confirm if the Board of the Trustees of the Trust can terminate the Expense Limitation Agreement.

Response:

(i)	The Registrant confirms that that the expense reimbursement will remain in place at least for one year from the effective date of the respective Prospectus,

(ii)	The Registrant confirms that the current Expense Limitation Agreement has been filed as an exhibit to the registration statement for each Fund,
(iii)	The Registrant will make the change as requested, and
(iv)	The Board of the Trustees of the Trust cannot unilaterally terminate the Expense Limitation Agreement.

2.         SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” for the Worldwide Income Fund in PEA 45, please disclose if the Fund has a range with respect to the duration (2-3 years, 5-7 years, etc.) of the fixed income securities it may invest in.

Response:  The Fund does not have a specific range with respect to the duration of the fixed income securities it may invest in.  The Registrant will revise the prospectus disclosure accordingly.

3.         SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” for the Worldwide Income Fund in PEA 45 and in the sections entitled “Fund Summary-Principal Investment Strategies” for the Global Leaders Fund and the Japan Focus Fund in PEA 46, each Fund discloses that it will invest in derivatives and each Fund has a corresponding principal investment risk for derivatives.  Please revise the disclosure for each Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument as applicable.

Response:  Please note that the Registrant received this comment with respect to the Global Leaders Fund and Japan Focus Fund for Post-Effective Amendment No. 40 filed on October 1, 2010.  The Registrant filed Correspondence addressing this comment on November 23, 2010 with the Commission.  The Registrant subsequently revised the derivative disclosure in Post-Effective Amendment No. 43 filed with the Commission on November 29, 2010 with respect to the Global Leaders Fund and Japan Focus Fund.

The Registrant revised the disclosure regarding derivatives for the Worldwide Income Fund to address this comment.

The Registrant believes that the current disclosure as stated in each Prospectus for each Fund addresses the Commission’s request.

4.         SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” for the Worldwide Income Fund in PEA 45, please consider adding a principal risk for small cap and mid cap companies.

Response:  The Registrant will make the change as requested.

5.         SEC Comment:  In the section entitled “Fund Summary-Performance” for the Worldwide Income Fund in PEA 45, please note that a blended benchmark can not be the Fund’s primary benchmark unless it is an independent benchmark.  Please change the primary benchmark to an independent benchmark.

Response:  The Registrant will make the change as requested.

6.         SEC Comment:  The Registrant includes a Privacy Notice in the back of the Prospectus for the Worldwide Income Fund in PEA 45, the Prospectus for the Global Leaders Fund in

PEA 46 and the Prospectus for the Japan Focus Fund in PEA 46.  Please remove the language “Not Part of the Prospectus” or remove the Privacy Notice entirely from each Prospectus.

Response:  The Registrant will remove the Privacy Notice from each Prospectus.

7.         SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Leaders Fund in PEA 46, please revise disclosure to indicate the percentage of assets invested outside the United States and the number of countries in which the Fund invests outside of the United States.  The Commission noted that percentage of assets outside the United States should be at least 40% and the number of countries should be at least three countries.

Response:  The Registrant respectively declines to incorporate the staff’s comment regarding at least 40% of the Global Leader Fund’s net assets being invested outside of the United States.  These funds are “global” funds that do not have specific limits on the geographic asset distribution of their investments.

8.         SEC Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Worldwide Income Fund in PEA 45 and the combined Statement of Additional Information for the Global Leaders Fund and Japan Focus Fund in PEA 46, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on April 7, 2011 regarding Post-Effective Amendment No. 45 to the Registrant’s registration statement on Form N-1A (“PEA 45”) on behalf of the Henderson Worldwide Income Fund, and (ii) Post-Effective Amendment No. 46 to the Registrant’s registration statement on Form N-1A (“PEA 46”) on behalf of the Henderson Global Leaders Funds and Henderson Japan Focus Fund, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 45 and PEA 46;
•	the effectiveness of PEA 45 and PEA 46 will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of PEA 45 or PEA 46 as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on April 7, 2011.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough